Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement, dated April 19, 2017 and the

accompanying Prospectus, dated October 3, 2014

Registration Statement No. 333-199159

April 19, 2017

Lennar Corporation

$650,000,000 4.500% Senior Notes due 2024

Pricing Term Sheet

The information in this pricing term sheet supplements Lennar Corporation’s preliminary prospectus supplement, dated April 19, 2017 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Lennar Corporation

Security:	4.500% Senior Notes due 2024

Ranking:	Senior Unsecured

Offering Format:	SEC-Registered

Size:	$650,000,000

Gross Proceeds:	$650,000,000

Net Proceeds to Issuer (before expenses):	$645,775,000

Coupon:	4.500%

Maturity Date:	April 30, 2024

Public Offering Price:	100.000%

Yield to Maturity:	4.500%

Benchmark Treasury:	2.125% UST due March 31, 2024

Spread to Benchmark Treasury:	248 basis points

Anticipated Ratings*:	Ba1 (Moody’s) BB (S&P) BB+ (Fitch)

Interest Payment Dates:	April 30 and October 30, commencing October 30, 2017 (long first coupon)

Trade Date:	April 19, 2017

Expected Settlement Date:	April 28, 2017 (T+7)

Use of Proceeds:

We intend to use the net proceeds of this offering for general corporate purposes, including the repayment of debt, which may include the repayment, redemption or repurchase of our 12.25% senior notes due 2017 and/or our 6.875% senior notes due 2021. We expect to realize annualized interest savings of approximately $37 million if the net proceeds of this offering, together with cash on hand, are used to repay $400 million principal amount of our 12.25% senior notes in June 2017 and to redeem $250 million principal amount of our 6.875% senior notes in August 2017.

Redemption at our Option:	We may redeem the Notes in whole at any time or in part from time to time. If we redeem any of the Notes more than 90 days prior to their scheduled maturity date, the redemption price of those Notes will be equal to the greater of (i) 100% of their principal amount; or (ii) the present value of the payments of interest (excluding any interest accrued to the redemption date) and principal (including principal due on redemption) that would be due after the actual redemption date if those Notes were redeemed on the day that is 90 days prior to their scheduled maturity date, discounted to the date of the actual redemption, on a semi-annual basis, at the Treasury Rate plus 50 basis points (0.500%). If we redeem any of the Notes on or after the date that is 90 days prior to the scheduled maturity date of the Notes, the redemption price of those Notes will be equal to 100% of the principal amount of the Notes. In any redemption, we will also pay accrued and unpaid interest on the Notes being redeemed to the date of redemption. In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

CUSIP / ISIN:	526057 BZ6 / US526057BZ61

Joint Book-Running Managers:

Deutsche Bank Securities Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Goldman, Sachs & Co.

Wells Fargo Securities, LLC

Co-Manager:	Fifth Third Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Lennar Corporation and the Guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Lennar Corporation and the Guarantors have filed with the SEC, including the prospectus supplement, for more complete information about Lennar Corporation, the Guarantors and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, Lennar Corporation, the Guarantors, any underwriter or dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling Deutsche Bank Securities Inc. at (800) 503-4611.

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